

Matthew Offers · 3rd

Creative Technologist Focused on the Future

Metro Jacksonville · 406 connections · **Contact info**

 Bee App

 Sam Houston State University

Experience


Co-Founder
Bee App
Nov 2018 – Present · 2 yrs 1 mo


Product Manager
Pavaso
Jun 2017 – Oct 2018 · 1 yr 5 mos
Plano, Texas


ScrumMaster/Business Analyst
Optimal Blue
Sep 2015 – Jun 2017 · 1 yr 10 mos
Plano, TX


Business Process Analyst
Southwest Airlines
Feb 2015 – Sep 2015 · 8 mos
Dallas/Fort Worth Area


Product Manager
Seilevel, Inc
Apr 2011 – Jun 2014 · 3 yrs 3 mos
Austin, Texas Area

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Education


Sam Houston State University
B.A., Philosophy
2006 – 2010
Activities and Societies: Lambda Chi Alpha

Minor in Mass Communications with additional coursework in English.

Skills & endorsements

Requirements Gathering · 17

 Endorsed by **Michael L. and 2 others** who are highly skilled at this

 Endorsed by **8 of Matthew's colleagues at Seilevel** (a Blue Fish Group company)

Requirements Analysis · 14

 Endorsed by **Harsh Acharya and 2 others** who are highly skilled at this

 Endorsed by **6 of Matthew's colleagues at Seilevel** (a Blue Fish Group company)

Product Management · 14

 Endorsed by **Amancio Bouza**, who is highly skilled at this

 Endorsed by **6 of Matthew's colleagues at Seilevel** (a Blue Fish Group company)

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Recommendations

Received (3)   Given (1)


Abdel Mather
Principal Product Manager at Bill.com
August 15, 2014, Matthew worked with Abdel in the same group

It's rare that you come across standout talent like Matt! I had the pleasure of working with Matt for three years at the Seilevel, collaborating on several different projects across various industries. Matt always impressed me with his ability to think strategically and manage difficult stakeholders. He has a special talent fo... See more



Michael L.
Senior Product Manager at
PowerSchool Group LLC
October 1, 2012, Michael was
senior to Matthew but didn't
manage directly

Matt is one of the most reliable people I have ever worked with. I
can always trust him to get things done correctly in an efficient and
quick manner. Matt operates well in chaos, being very adept at
juggling a multitude of tasks at once. In addition, he is a very
proactive individual. He is always trying to find new wa... See more

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Accomplishments

2 **Languages**
English • German